24 February 2017

Via EDGAR

Jeff Kauten, Esq.

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington DC 20549

Reference:	Great Elm Capital Group, Inc.
Registration Statement on Form S-3
File No. 333-215518

Dear Mr. Kauten:

Per Rule 461 under the Securities Act of 1933, as amended, Great Elm Capital Group, Inc. requests acceleration of the effective date of the above reference registration statement on February 28, 2017 at 4:30 p.m. Washington DC time or as soon thereafter as practicable.

Please contact Michael J. Mies at Skadden, Arps, Slate, Meagher & Flom LLP or the undersigned if there are any questions or comments concerning this matter.

Very truly yours,

/s/ Richard S. Chernicoff

Richard S. Chernicoff

Chief Executive Officer

Great Elm Capital Group, Inc.

cc:	Liang Dong, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP